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TYPE:  425
SEQUENCE:  1
DESCRIPTION:  COMPANY PRESS RELEASE


                                            Filed by: CFW Communications Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                     Subject Company: CFW Communications Company
                                                     Commission File No. 0-16751


                            CFW CONSOLIDATES BRANDS

                            New Name, Logo Unveiled


Waynesboro, Va - July 31, 2000 -     James S. Quarforth, chairman and chief
---------------------------------
executive officer for CFW Communications, today announced the unveiling of NTELOS(TM), a consolidation of the company's branding efforts as a premier integrated communications provider. The new name is effective immediately in all of its consumer markets from Charleston, West Virginia, to Hampton Roads, Virginia.

     "Consolidating all of our brands into one unified presence will help us communicate more effectively with our customers," according to Quarforth. "Our new logo suggests a forward motion which is in keeping with our growth strategy. It best represents the innovation that we bring to the marketplace."

     CFW's significant growth includes a pending merger with R&B Communications of Daleville, Va. and its purchase of PrimeCo's Richmond and Hampton Roads, Virginia, PCS licenses, assets and operations. The logical next step, says Quarforth, was to brand all of CFW's entities as one.

     CFW was founded in 1897 as the Clifton Forge-Waynesboro Mutual Telephone Company. Today, CFW is a thriving provider of integrated communications including digital PCS (personal communications service), dial-up Internet access, high-speed DSL (digital subscriber line) connections, wireless data and local and long distance telephone service for business and residential customers.

     "As we continue to expand our telecommunications product offerings and services throughout markets in and outside of Virginia, NTELOS stands ready to provide the same exceptional customer service that the company was founded upon more than 100 years ago," Quarforth says.
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     Customers will not see changes overnight Quarforth stresses.  In the weeks to come, retail store signage will change to NTELOS along with packaging and sales brochures. In addition to the logo change comes a new advertising
campaign, Website updates and billing statements.   "The telecommunications
industry is dynamic. It's an exciting time for all of us," he says. "With the unveiling of NTELOS, we are better able to offer a consistent brand for the messages we send to our customers, our employees, our shareholders and our business partners."

     CFW Communications (NASDAQ: CFWC) is an integrated communications provider offering a broad range of products and services to customers in Virginia, West Virginia, Kentucky and Tennessee. Detailed information about CFW Communications and NTELOS is available at www.cfw.com and www.ntelos.com. CFW Communications will continue to identify the investor relations arm of the company.

     Forward-looking statements made by CFW Communications are based on a number of assumptions, estimates and projections. These statements are not guarantees of future performance and involve risks and uncertainties and any significant deviations from these assumptions could cause actual results to differ materially from those in forward-looking statements. CFW Communications undertakes no obligation to revise or update such statements to reflect current events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

     WE URGE INVESTORS AND SECURITY HOLDERS TO READ CFW'S REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS RELATING TO THE R&B COMMUNICATIONS MERGER TRANSACTION DESCRIBED ABOVE, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. WHEN THESE AND OTHER DOCUMENTS RELATING TO THE TRANSACTION ARE FILED WITH THE COMMISSION, INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY AT THE COMMISSION'S WEB SITE AT WWW.SEC.GOV. THE DOCUMENTS FILED WITH THE COMMISSION BY CFW MAY ALSO BE OBTAINED FOR FREE FROM CFW BY DIRECTING A REQUEST TO CFW COMMUNICATIONS COMPANY, P. O. BOX 1990, WAYNESBORO, VIRGINIA 22980, ATTN:
INVESTOR RELATIONS, TELEPHONE: (540) 946-3500. CERTAIN OF THESE DOCUMENTS MAY ALSO BE AVAILABLE ON CFW'S WEBSITE AT WWW.CFW.COM WHEN THEY BECOME AVAILABLE, READ THE DEFINITIVE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.